Royal Caribbean Cruises Ltd.

1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

April 10, 2013

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

cc:	Theresa Messinese
Doug Jones

RE:	Royal Caribbean Cruises Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed on February 25, 2013
File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 27, 2013 in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on February 25, 2013 (the “Form 10-K”).

For your convenience, we have set forth below in bold and italicized type each of the staff’s comments to the Form 10-K followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis
Sources and Uses of Cash, page 60

1.
For each of operating, investing and financing activities, please include an analysis that covers the three year period presented in the financial statements.  For example, there is no analysis between fiscal 2011 and fiscal 2010.  Refer to instruction 1 of Item 303(A) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and we will include in future filings a comparative analysis that covers all periods presented in the financial statements.

2.	Please quantify each factor indicated as cause of the variance in cash flow from operating activities between comparable periods so that investors may understand the relative magnitude of each.

Response:

We acknowledge the Staff’s comment and we will enhance our disclosures in future filings so that investors may understand the relative magnitude of those factors indicated as causes of the variance in cash flow from operating activities between comparable periods.

3.
You refer to a decrease in net income after adjusting for non-cash items as a factor for the decrease in operating cash flow for 2012 from 2011.  Please provide a table that shows how you computed net income on this basis.  In so doing, please note that reference to net income, even as adjusted on this basis, may not provide a sufficient basis for an investor to fully understand comparative changes in the cash flow of operating activities in terms of cash (i.e., the items that affected cash and how cash was so affected).  For example, net income may still reflect the effect of accrued items, such as receivables and payables, which does not impact cash.  For further guidance, please refer to section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

Our operating cash flows generally follow the trend in our operating income.  Many of the same factors influencing the fluctuations in our operating results, as discussed under the heading “Results of Operations” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, also impacted our operating cash flows.  For instance, increases in our fuel expenses reduced our operating results and also reduced our operating cash flows in 2012. We separately disclose those significant factors that impact our operating cash flows but are not evident from the fluctuations in our operating results. These items generally relate to the timing of cash receipts and payments. For instance, we disclosed the increase in our customer deposits and the settlement of derivative instruments as impacting our 2012 operating cash flows. In 2012, in explaining the decrease in our operating cash flows, we referred specifically to a decline in net income after adjusting for non-cash items due to the significant and unusual non-cash impairment charges recorded for our Pullmantur-related assets. Absent these non-cash impairment charges, the change in net income from 2011 to 2012 is comparable to the change in our operating cash flows during the same period.  In future filings, if we use a term that adjusts net income for non-cash items, we will provide a table that shows how we computed the net income on that basis.

In 2012 and 2011, net income after adjusting for non-cash items was calculated as follows per our consolidated statement of cash flows:

	Year Ended December 31,
	2012	2011	Variance
	(in thousands)

Net income	$18,287	$607,421	$(589,134)
Adjustments:
Depreciation and amortization	730,493	702,426	28,067
Impairment of Pullmantur related assets	385,444	-	385,444
Net deferred tax expense related to Pullmantur impairment	28,488	-	28,488
Loss (gain) on fuel call options	5,651	(18,920)	24,571
Loss on extinguishment of unsecured senior notes	7,501	-	7,501

Net income after adjusting for non-cash items	$1,175,864	$1,290,927	$(115,063)

Consolidated Statements of Cash Flows, page F-5

4.
Please clarify for us and disclose the basis for presenting cash on settlement of derivative financial instruments as both an operating and investing activity.  Explain how you distinguish between the two in support of your presentation.

Response:

Our policy for the classification of cash flows from derivative instruments is disclosed under the heading “Derivative Instruments” in Note 2. Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements. Under our policy, cash flows from derivative instruments that are designated as fair value or cash flow hedges are classified in the same category as the cash flows from the underlying hedged items. Also, cash flows from derivative instruments not designated as hedging instruments and cash flows subsequent to the date of hedge accounting discontinuance are classified as investing activities.

Our policy to classify cash flows from derivative instruments in the same category as the cash flows from the underlying hedged items is permitted by ASC 230-10-45-27 Statement of Cash Flows provided that the accounting policy is disclosed and that the derivative instrument does not include an other-than-insignificant financing element at inception. If hedge accounting is discontinued or if a derivative instrument is an economic hedge, ASC 230-10-45-27 requires that cash flows subsequent to hedge accounting be classified according to the nature of the instrument. Financial Accounting Standard 104 paragraph 30 defines the nature of a derivative instrument as investing.

We consider the classification of the hedged item cash flows in determining the classification for designated derivative instrument cash flows. We classify derivative instrument cash flows from hedges of benchmark interest rate or hedges of fuel expense as operating activities due to the nature of the hedged item. Likewise, we classify derivative instrument cash flows from hedges of foreign currency risk on our newbuild ship payments as investing activities. Cash flows from derivative instruments not designated under hedge accounting, such as our fuel call options, are reported as investing activities.  The classification described above has been consistently applied in our consolidated financial statements.

In our future filings with the Commission, we will continue to disclose our policy on the classification of cash flows from derivative instruments and will expand our disclosure to include the criteria we use to classify derivative instrument cash flows in the Statement of Cash Flows as described above.

Notes to Consolidated Financial Statements
Note 6. Other Assets, page F-19

5.
We note per the risk factor on page 31 that the shipyard building the two newbuilds for TUI Cruises is currently experiencing financial difficulties and that you have engaged in discussions to assess the impact on the ships they are building.  We also note that this situation could have a material impact on the ability of the shipyard to deliver these ships and thus the financial support that you may need to provide (e.g. parent guarantees, additional equity contributions) to seek to ensure timely completion.  Please tell us and disclose the financial support that you may need to provide along with any other relevant information in accordance with ASC 460-10-50-4.

We have not provided any guarantees or entered into any other agreements with TUI Cruises or the shipyard in connection with the construction of the two newbuilds for TUI Cruises that would warrant disclosure in accordance with ASC 460-10-50-4. We have continued to be involved in the discussions regarding this matter and we will include the appropriate disclosures in accordance with ASC 460-10-50-4 and other applicable guidance in future filings with the Commission if we decide to provide additional financial support to TUI Cruises and/or the shipyard.

******************************

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice
Brian J. Rice
Vice Chairman and
Chief Financial Officer